BAE SYSTEMS PLC
13 October 2006

BAE Systems completes disposal of its Airbus Shareholding

Following the announcement on 4 October 2006 that the shareholders of BAE Systems had passed a resolution approving the disposal of the Company's entire interest in Airbus (the "Airbus Shareholding"), BAE Systems announces that today it completed the disposal of the Airbus Shareholding.

Terms defined in this announcement have the same meanings as set out in the circular dated 11 September 2006.

Issued by
BAE Systems plc
London

BAE Systems - site visit

11 Oct 2006

BAE Systems is this week hosting a visit for a group of analysts to its Naval Ships business. The Company confirms that no material price sensitive information will be disclosed, and that it will not be making any comment on current trading.

Issued by
BAE Systems plc
London